SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                              For 01 October, 2007


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                B&W Transfer


Further to the announcements on 19 February 2007, 6 and 14 June 2007, and 18 September 2007, the Governor and Company of the Bank of Ireland is pleased to announce that the business of Bristol & West plc ("Bristol & West") transferred to the United Kingdom branch of the Governor and Company of the Bank of Ireland ("Bank of Ireland") today pursuant a banking business transfer scheme under Part VII of the Financial Services and Markets Act 2000 ("B&W Transfer").

Further to the announcement made on 6 June 2007, Bank of Ireland has replaced Bristol & West as issuer in respect of GBP 75,000,000 13 3/8 per cent. Unsecured Perpetual Subordinated Bonds and GBP 75,000,000 103/4 per cent. Subordinated Bonds due 2018 (together, the "Bonds"). Certain consequential changes to the Trust Deeds relating to the Bonds have also been made today pursuant to supplemental trust deeds. These changes have been made to reflect the substitution of Bank of Ireland in place of Bristol & West as the principal debtor and issuer under the Bonds and the Trust Deeds.

The Bonds have accordingly been delisted as Bristol & West debt securities and simultaneously listed today on the Official List of the United Kingdom Listing Authority and admitted for trading on the London Stock Exchange as Bank of Ireland debt securities.

Further to the announcement on 19 February 2007, the Bank of Ireland is also pleased to announce the transfer today of the business of Bank of Ireland Home Mortgages Limited to the Bank of Ireland pursuant to a business sale agreement ("BIM Transfer", together with the B&W Transfer, the "Transfers").

Bank of Ireland has replaced Bristol & West and Bank of Ireland Home Mortgages Limited as the principal employer for their respective pension schemes and will take on all funding responsibilities. There is no intention to make any other changes to the pension arrangements as a result of the Transfers. Further details of the replacement and the agreement reached with the trustees are included in a separate communication which has been sent to the members of the schemes directly.

1 October 2007

Contacts:

John Clifford, Group Secretary, Tel: 00 353 1 604 3400 Dan Loughrey, Head of Group Corporate Communications, Tel: 00 353 1 604 3833


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary


Date: 1 October, 2007